FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated September 27th 2006 announcing that York Capital Management has exercised its option to convert all of is loan plus accured interest into ordinary shares of the Registrant.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated September 27th, 2006

Gilat announces York Capital exercises option to convert $70.4 million loan into equity

Petah Tikva, Israel, September 27, 2006 – Gilat Satellite Networks Ltd., (Nasdaq: GILT) today announced that York Capital Management (“York”) has exercised its option to convert all of its $70.4 million loan plus accrued interest of approximately $1.0 million, into approximately 10.6 million ordinary shares of the Company.

After the conversion, Gilat’s outstanding shares will increase from roughly 23.2 million shares to approximately 33.8 million shares. York will own a total of approximately 11.1 million shares, which include approximately 10.6 million shares from the loan conversion and approximately 0.5 million shares purchased on the open market in May 2006. Following the transaction, York will own approximately 33% of Gilat’s outstanding shares.

Following this conversion Gilat will have reduced its total debt balance(1) from $125 million on September 30, 2005 to approximately $46 million as of September 27, 2006. As a result of this conversion, Gilat’s shareholders’ equity will increase by $ 68.1 million(2). In addition, Gilat’s future annual interest expense on its outstanding debt will decline by approximately $6 million based on the current LIBOR interest rate.

Amiram Levinberg, Chairman and Chief Executive Officer of Gilat, commented: “York’s decision to shift its position from a debt holder to a shareholder is a strong vote of confidence in Gilat and significantly strengthens Gilat’s balance sheet.”

James Dinan, Chief Executive Officer of York Capital Management, and Jeremy Blank, Member of Gilat’s Board of Directors, commented: “We sincerely thank the management and all the employees of Gilat for their efforts over the past year. Gilat has substantially improved its operating and financial performance and upgraded its position in the marketplace. Furthermore, the Company is committed to long-term value creation. York is proud to complete the process we started in July 2005, which has transformed Gilat’s ownership and capital structure. York’s conversion of the $71.4 million loan and accrued interest into equity enhances Gilat’s capital and financial position and provides the right platform for the Company’s continued growth.”

About York Capital Management
York Capital Management is an international private investment fund group with over $8 billion of assets under management. York Capital was founded in 1991 by James G. Dinan and has offices in New York, London and Singapore. York Capital specializes in high quality, value oriented public and private equity investments as well as credit securities.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

(1) Total Debt Balance is defined as Current Maturities of Long Term Loans plus Long Term Loans plus Convertible Subordinated Notes.

(2) The increase in equity is $3.3 million lower than the amount converted as the Company already recorded the fair value of the change in the option in the amount of $3.8 million as a discount on the loan and an increase to equity in December 2005.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Contacts:

USA
Andrea Priest
The Global Consulting Group (GCG)
Tel: +1 (646) 284 9425; e-mail: apriest@hfgcg.com

Israel
Noam Tepper
Financial Access
tel: +972 (3) 757 5081; e-mail: noamt@faccess.co.il